UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8590

THRIFT PLAN FOR EMPLOYEES OF MURPHY OIL CORPORATION
(Full title of the Plan)

MURPHY OIL CORPORATION
(Name of issuer of securities held pursuant to Plan)

300 Peach Street, P. O. Box 7000, El Dorado, Arkansas 71731-7000
(Address of issuer’s principal executive office) (Zip Code)

Thrift Plan for Employees of Murphy Oil Corporation

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*All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants and Board of Directors
Thrift Plan for Employees of Murphy Oil Corporation
El Dorado, Arkansas

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of Murphy Oil Corporation (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Report on Supplementary Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plan’s auditor since 2005.

Little Rock, Arkansas
June 28, 2019

Thrift Plan for Employees of Murphy Oil Corporation

Statements of Net Assets Available for Benefits
December 31, 2018 and 2017
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	2018	2017
ASSETS
Investments at fair value	$152,961,739	176,037,051
Participant notes receivable	1,564,734	1,646,906
Net assets available for benefits	$154,526,473	177,683,957

໿໿See accompanying notes to financial statements, page 6.

Thrift Plan for Employees of Murphy Oil Corporation

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018
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Investment activity for the year
Interest and dividend income	$10,020,921
Net appreciation in market value of investments	(21,396,102)
Participant notes interest income	62,143
Contributions
Employer	4,477,210
Employee	6,208,720
Rollover from other plans	259,708
Total contributions	10,945,638
Administrative expense credit	3,382
Benefits paid directly to participants	(22,793,466)
Net change for the year	(23,157,484)
Net assets available for benefits at beginning of year	177,683,957
Net assets available for benefits at end of year	$154,526,473

See accompanying notes to financial statements, page 6.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements

1. Summary of Significant Accounting Policies and Provisions of the Plan

Basis of Presentation

The accompanying financial statements of the Thrift Plan for Employees of Murphy Oil Corporation (the Plan) have been prepared on the accrual basis of accounting and present the net assets available for benefits to participants in the Plan and changes in net assets available for benefits.  Investments are reported at fair value, including the investment in the common collective trust which is valued using net asset value as a practical expedient. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Benefits are recorded when paid.  The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America.  Actual results could differ from those estimates.

Significant Provisions

The following is a summary of certain information related to the Plan, which is sponsored by Murphy Oil Corporation (Murphy) and administered by Murphy’s Employee Benefits Committee (the Committee). The Plan documents should be referred to for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Each employee, except leased or contract employees, of one of the following companies (identified herein collectively as the Companies and individually as the Company) who is in Covered Employment as defined by the Plan may participate in the Plan.
A. Murphy Oil Corporation.
B. Murphy Exploration & Production Company, a wholly owned subsidiary of Murphy.

A participant may have the following Plan accounts to which amounts may be allotted by the participant or contributed by the Company, with limitations as indicated.
A. Salary Deferral Account – participant’s allotments up to a maximum of 25% of base pay for the year, but not to exceed $18,500 annually in 2018.
B. Matching Employer Contribution Account – Company contributions, dollar-for-dollar, based on the participant’s allotments (up to a maximum of 6% of regular earnings including overtime) made to the Salary Deferral Account.
C. Employee Contribution Account – a non-highly paid participant’s after-tax allotments up to a maximum of 10% of base pay for the year.  If highly paid, no after-tax allotments are allowed.
D. Deductible Contribution Account – participant’s allotments to this account have not been allowed after December 31, 1986, but established accounts have been allowed to remain.
E. Minimum 401(k) Contribution Account – participant’s allotments to this account have not been allowed after March 31, 1992, but established accounts have been allowed to remain.
F. Rollover Account – contributions made by an employee from a prior qualified plan.
G. Discretionary Employer Contribution Account – Company discretionary contributions on a quarterly basis beginning January 1, 2000, of similar amounts to each of certain Retail Business store managers for initial investment in the Murphy Stock Fund (see Note 4).  A vested participant may redirect this investment to the other options described in Note 4.  Participation in

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements

this account became frozen as of September 1, 2003.  Employees eligible to receive Company discretionary contributions as of September 1, 2003 continued to receive such contributions after this date until their full entitlement was made as of September 30, 2004.

H. Catch-Up Contribution Account – participant’s allotments for all eligible employees who have attained age 50 before the close of the Plan year and are contributing the maximum pre-tax amount permitted by the Plan, up to a maximum of 75% of base pay for the year, but not to exceed $6,000 for 2018.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expense credit.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Employees are eligible to participate in the Plan on the first day of the month following their date of hire or immediately, if hired on the first day of the month.  All active participants in the Plan are immediately vested in their voluntary contributions and all Company contributions.

A vested participant who enrolled prior to January 1, 2008 may withdraw from the Matching Employer Contribution (Matching Employer) Account either totally or partially (limited to at least 10%, but no less than $250, or any higher multiple of 5% up to 50% of the account balance) once every 24 months or at any time after reaching age 59½.  Any participant enrolled after December 31, 2007 can only withdraw from the Matching Employer Account after reaching age 59½.

A withdrawal from either a Salary Deferral Account or Catch-up Contribution Account is not permissible except upon a finding that a hardship exists as defined by federal tax regulations, upon the attainment of age 59½ or upon termination.  After a hardship withdrawal from a Salary Deferral Account, participation in the Salary Deferral Account and Matching Employer Contribution Account is suspended for six months.

A withdrawal from a Rollover Account is permitted at any time without any penalty or suspension.

Withdrawals from Employee Contribution Accounts or Deductible Contribution Accounts must be at least $250 and may not be made until at least 12 months after the most recent such withdrawal.  No participation penalty is applied to such a withdrawal.

A withdrawal from a Minimum 401(k) Contribution Account is not permissible except upon termination.

A vested participant may withdraw from a Discretionary Employer Contribution Account under guidelines established by the Committee that are uniformly applicable to all participants.

Any taxable income distributed to a participant may be subject to a 10% penalty tax under the Tax Reform Act of 1986.  A $20 fee is charged for an in-service non-hardship withdrawal.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements

A vested in-service participant may borrow a minimum of $500 and a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last twelve months or (b) 50% of their vested account balance.  A participant may have one general-purpose loan and one residential loan outstanding at any one time.  A residential loan must be approved by the Committee.  The term of each loan will be in whole years, with maximums of five years for a general-purpose loan and 15 years for a residential loan.  Loan repayments, including interest at the prime rate as of the beginning of the loan period, are made into the participant’s account through after-tax payroll deductions.  Each loan has a $35 initiation fee and a $15 annual maintenance fee.  Interest rates on outstanding notes receivable at December 31, 2018 range from 3.25% to 7.5%.

Upon retirement, disability, or death of a participant, the participant or his/her designated beneficiary has the option to receive settlement in a lump sum or installment payments over a period of time not to exceed the actuarial life of the participant.

Obligation for Contributions to the Plan

The Company  makes contributions to the Plan based on each participant’s allotments to the Salary Deferral Account subject to a maximum of 6% of the participant’s regular earnings including overtime.  Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Murphy Oil Corporation common stock and Murphy USA Inc. common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.  The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

Administrative Expenses

Murphy pays certain costs of Plan administration.  Trustee fees and related expenses will be paid by either the Plan or by participants’ fees.

Transfers Between Fair Value Hierarchy Levels

Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the actual transfer date.

2. Recent Accounting Pronouncements

Fair Value Measurement.  In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies disclosure requirements related to fair value measurement.  The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.  Implementation on a prospective or retrospective basis varies by specific disclosure requirement.  Early adoption is permitted. The standard also allows for early adoption of any removed or modified disclosures upon

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements

issuance of this ASU while delaying adoption of the additional disclosures until their effective date. The Company is currently assessing the potential impact of this ASU to the Plan's consolidated financial statements.

3. Net Assets and Investments

All assets in the Plan sponsored by Murphy Oil Corporation are associated only with the Thrift Plan for Employees of Murphy Oil Corporation.  Fidelity Management Trust Company (FMTC), Boston, Massachusetts, is the Trustee for Plan assets.  The Trusts had no nonparticipant-directed investments related to the Plan.

The following table presents the net assets of the Plan as of December 31, 2018 and 2017.
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	2018	2017
Investments at fair value
Common Stock
Murphy Oil Corporation	$19,188,745	27,436,435
Murphy USA Inc.	5,654,048	7,224,433
Total common stock	24,842,793	34,660,868
Common/collective trust	25,487,639	28,268,781
Registered investment companies	102,631,307	113,107,402
Participant notes receivable	1,564,734	1,646,906
Net assets	$154,526,473	177,683,957

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Quoted market prices are used to determine the fair value of investments in the registered investment companies and the common stock.  Participant notes receivable are valued at cost plus accrued interest. Purchases and sales of securities are recorded on a trade date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date.  Net depreciation in market value of common stock and registered investment companies includes realized gains (losses) and unrealized appreciation (depreciation) in the fair value of these investments.

The Plan invests in a common collective trust fund (CCT) with FMTC (Management Income Portfolio II or MIP II).  FMTC maintains the contributions in a general account.  The Plan’s interest in the CCT is valued at the net asset value (NAV) as a practical expedient.  This practical expedient would not be used if it is determined to be probable that the investment contract would sell the investment for an amount different from the reported NAV.  Participant transactions (purchases and sales) may occur daily.  The CCT had no unfunded commitments as of December 31, 2018.  The CCT has no redemption notice period, but does have a 90 day restriction for amounts transferred to a competing fund.

NAV as reported to the Plan by FMTC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against NAV for credit risk of the contract issuer or otherwise.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements

4. Investment Options

Each Plan participant may invest contributions in one or more of 25 investment options. A participant determines how each of his/her accounts is divided among the different options, but any division of a participant’s allotment and Company contributions must be in whole percentages. Account balance transfers must be at least the greater of 1% of the account balance or $250.

The Murphy Stock Fund (MSF), which is managed by FMTC, is a fund comprised of common stock of Murphy Oil Corporation. A participant withdrawing from MSF may elect to receive either cash or Murphy stock. If the participant elects to receive stock, the value of his/her MSF withdrawal is converted to equivalent shares of stock based on the market price at the effective date of withdrawal, and the participant receives the whole shares and cash for any fractional share.

5.  Risk and Uncertainties

The Plan provides for investment in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

6.  Related Party Transactions

FIIOC handles record keeping and administration of the Plan.  Certain of the Plan’s investment options are in mutual funds managed by FMRC.  FIIOC and FMRC are both affiliates of FMTC, who is the Trustee for the Plan and also manages the Managed Income Portfolio II, the MSF and the Murphy USA Stock Fund.  FMRC’s fees were deducted from the earnings of the mutual funds it manages.  The Plan received a net credit of $3,382 in net trustee and administrative fees from FMTC and FIIOC in 2018. In addition, the Plan provides for investment in Murphy Oil Corporation common stock and participant notes receivable, which also qualify as party-in-interest transactions.  For the year ended December 31, 2018, contributions into the MSF totaled $1,361,731, while distributions out of the MSF totaled$4,234,449.  During the year ended December 31, 2018, the Plan recorded $822,741 of dividend income from the MSF.  These transactions are covered by exemptions from the prohibited transactions provisions of ERISA and the Internal Revenue Code of 1986, as amended.

7.  Income Taxes

Although the Plan has been amended since receiving a favorable determination letter dated July 1, 2014, the Committee believes that the Plan meets the necessary requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and accordingly, the  Plan is exempt from taxation under the provisions of Section 501(a) of the Internal Revenue Code of 1986, as amended.  With few exceptions, the Plan is no longer subject to U.S. Federal income tax examinations by tax authorities subsequent to 2015.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements

8.  Investments at Fair Value

The Company carries certain assets at fair value in its Statements of Net Assets Available for Benefits.

The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality.  Level 1 inputs are quoted prices in active markets for identical assets or liabilities.  Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.  Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statements  of Net Assets Available for Benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy.  There have been no significant changes in the valuation techniques during the year ended December 31, 2018.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock and mutual funds.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  In certain cases where Level 1 inputs are not available, securities or other investments would be classified within Level 2 or Level 3 of the hierarchy. The Plan had no Level 2 or Level 3 investments at December 31, 2018 or 2017.

There are no assets or liabilities measured at fair value on a nonrecurring basis.

The following table presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2018 and 2017.
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	Fair Value Measurements Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
December 31, 2018	Fair Value	(Level 1)	(Level 2)	(Level 3)
Common Stock	$24,842,793	24,842,793	—	—
Mutual Funds	102,631,307	102,631,307	—	—
Total assets in fair value hierarchy	127,474,100	127,474,100	—	—
Investments measured at net asset value*	25,487,639	—	—	—
Investments at Fair Value	$152,961,739	127,474,100	—	—
December 31, 2017
Common Stock	$34,660,868	34,660,868	—	—
Mutual Funds	113,107,402	113,107,402	—	—
Total assets in fair value hierarchy	147,768,270	147,768,270	—	—
Investments measured at net asset value*	28,268,781	—	—	—
Investments at Fair Value	$176,037,051	147,768,270	—	—

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements

*Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

The above table does not include Participant notes receivable in the amount of $1,564,734 and $1,646,906 at December 31, 2018 and 2017, respectively.

Thrift Plan for Employees of Murphy Oil Corporation

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018

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Identity of Issuer	Description of Investment	Current Value
Managed Income Portfolio II Class 1	Common/Collective Trust, 25,487,639 shares	$25,487,639
FMI Large Cap Inst.[1]	Registered Investment Co., 1,413,501 shares	24,312,219
Murphy Stock Fund[1]	Common Stock Fund, 820,306 shares	19,188,745
FID 500 Index Inst.[1]	Registered Investment Co., 128,905 shares	11,227,591
FID Mid Cap Index[1]	Registered Investment Co., 458,214 shares	8,536,535
FID Freedom 2025[1]	Registered Investment Co., 488,345 shares	6,226,401
FID Freedom 2035[1]	Registered Investment Co., 473,747 shares	6,158,715
Murphy USA Stock Fund[2]	Common Stock Fund, 73,763 shares	5,654,048
FID Freedom 2020[1]	Registered Investment Co., 366,208 shares	5,372,269
FID Diversified Intl.[1]	Registered Investment Co., 160,726 shares	5,086,976
PIMCO Total Return Inst.	Registered Investment Co., 486,224 shares	4,828,200
FID Freedom 2030[1]	Registered Investment Co., 297,796 shares	4,669,439
FID Freedom 2040[1]	Registered Investment Co., 482,219 shares	4,364,081
PIMCO Income Inst.	Registered Investment Co., 326,361 shares	3,854,322
FID Freedom 2045[1]	Registered Investment Co., 372,114 shares	3,821,614
FID Freedom 2050[1]	Registered Investment Co., 323,217 shares	3,342,069
Vulcan Value Ptrs. Smcp.	Registered Investment Co., 162,075 shares	2,307,941
FID Freedom 2055[1]	Registered Investment Co., 183,616 shares	2,159,319
FID Small Cap Index[1]	Registered Investment Co., 108,985 shares	1,878,902
FID Freedom 2015[1]	Registered Investment Co., 125,311 shares	1,483,682
FID Freedom 2005[1]	Registered Investment Co., 77,548 shares	898,776
FID Freedom 2010[1]	Registered Investment Co., 47,051 shares	680,360
FID U.S. Bond Index[1]	Registered Investment Co., 53,702 shares	605,755
FID Freedom Income[1]	Registered Investment Co., 51,441 shares	564,820
FID GNMA[1]	Registered Investment Co., 22,439 shares	251,321
Participant notes receivable	Interest rates between 3.25% and 7.50%	1,564,734
Net assets at fair value		154,526,473
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1 Party-in-interest.
2 This fund is comprised of common stock of Murphy USA Inc. (MUSA).  MUSA was wholly owned by Murphy prior to August 30, 2013, when Murphy’s stockholders received MUSA common stock in a spin-off transaction.  These investments resulted from the spin-off of MSF held in the Master Trust at the date of distribution.  The Master Trust was dissolved at the time of the spin-off transaction.  No new investments are allowed in this fund.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN FOR EMPLOYEES OF
MURPHY OIL CORPORATION

Date: June 28, 2019
By:   /s/ Maria A. Martinez
Maria A. Martinez
Vice President, Human Resources and Administration, Chair of Employee Benefits Committee
Murphy Oil Corporation